THE DREYFUS CORPORATION




                                                     April 21, 1998





Dreyfus High Yield Strategies Fund
200 Park Avenue
New York, New York  10166


Ladies and Gentlemen:

         We are writing in connection with our purchase of 6,667 Shares of Beneficial Interest ("Shares") of Dreyfus High Yield Fund at a price of $15 per share. This is to advise you that the Shares were purchased for investment only with no present intention of selling the Shares, and we do not now have any intention of selling the Shares.



                                   Sincerely,